MONTGOMERY REAL ESTATE SERVICE, INC.
191 Chestnut Street
Springfield, MA. 01103
Tel: (413) 734-3116

September 12, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Michael McTiernan.
Special Counsel.

Re:       Montgomery Real Estate Service, Inc.
Form 10
Filed on August 28, 2008
Form 10-Q
Filed on August 22, 2008
File No. 000-53146

Gentlemen:

Thank you for your comment letter dated September 11, 2008 (the “Comment Letter”), with respect to the above-captioned Registration Statement and Quarterly Report. We have filed Amendment No. 4 to the Registration Statement and Amendment No. 2 to the Quarterly Report (the “Reports”) of Montgomery Real Estate Service, Inc. (“Montgomery”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments on Form 10

Item 2. Financial Information

Going Concern, page 9

1.	We note you have disclosed a net deficiency of $20,771 as of June 30, 2008. This amount is not consistent with the amount you have disclosed on pages 15 and 20 of your filing. Please advise.

Response 1:

The net deficiency as of June 30, 2008 should be $40,771. We have fixed the typo in the amendment.

Item 10 Recent Sales of Unregistered Securities, page 14

Common and Preferred Stock, page 14

2.
In this section, you state: “We currently have 1,400,000 shares of Preferred Stock issued and outstanding.” However, on page 12, you disclose that Northeast holds 2,200,000 shares of preferred stock. Please correct this discrepancy or advise.

Response 2:

We have revised the section to state that we currently have 3,600,000 shares of Preferred Stock issued and outstanding.

Financial Statements

Note 2 – Significant Accounting Policies

Impairment of Long-Lived Assets, page 20

3.	Please revise your disclosure for consistency with your policy disclosure on page 26 of your annual financial statements.

Response 3:

We have revised the disclosure regarding our accounting policy on Impairment of Long-Lived Assets, which is consistent with our policy disclosure on our annual financial statements

Comments of Form 10-Q

Exhibit 31.1

4.	Please file an amended Form 10-Q to provide the exact form of the certification as set forth in Item 601(b)(31) of Regulation S-K . For example, we note the following items that must be revised:

•	In the first sentence, please remove “Chief Executive Officer and Chief Financial Officer of Montgomery Real Estate Service, Inc.”
•	In paragraph 1, please remove “(the “small business issuer”).”
•	Please revise all other references to “small business issuer” or “Company” to “registrant.”
•	In paragraph 5(a), please add “over financial reporting” after “design or operation of internal controls.”
•	In paragraph 5(b), please revise “internal controls, (all of which do not apply) to “internal control over financial reporting.”
•	Bellow the signature, please provide Mr. Bennett’s titles of Chief Executive Officer and Chief Financial Officer.

Response 4:

We have revised Exhibit 31.1 of our amended Form 10-Q incorporating our responses to the aforementioned comments.

If you have any further questions or comments, please feel free to contact us.

Sincerely,

/s/ Duane Bennett
Duane Bennett
President